1500 Harbor Boulevard
Weehawken, NJ 07086

November 21, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

100 Fifth Street N.W.

Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. Michael Moran

Branch Chief

Mr. Robert Burnett

Staff Accountant

Re:	Hanover Direct, Inc.
Form 8-K filed October 27, 2005
File No. 1-8056

Dear Mr. Moran and Mr. Burnett:

Hanover Direct, Inc. (the “Company”) has reviewed the November 2, 2005 comment letter issued by the SEC staff relating to the Company’s Form 8-K filed October 27, 2005 (the “Form 8-K”). The following are the Company’s responses to the Staff’s comments included in the November 2, 2005 comment letter. For ease of the Staff’s review, we have included each of the Staff’s comments preceding our response.

1.

We note that you have not yet filed the letter from KPMG as discussed in the last paragraph of the Item 4.01 disclosures. Please tell us the status of obtaining that letter. Please note that you will need to file an amended filing with revised disclosures if you are unable to obtain the required letter from KPMG.

HDI Response:

On November 3, 2005 the Company filed a Form 8-K/A which included as Exhibit 16.01 KPMG’s letter addressed to the Securities & Exchange Commission stating whether it agreed with the disclosures made in the Form 8-K.

Securities and Exchange Commission

November 21, 2005

2.

We do not believe it is appropriate to file draft financial statements as an Exhibit to this Form 8-K. If management believes that these are complete financial statements, except for audit opinions or reviews, then it does not appear appropriate to label them as “drafts,” and it would appear appropriate to file the financial statements on Forms 10-K and 10-Q along with the appropriate Certifications. If you revise to include the financial statements on Forms 10-K and 10-Q, then prominent disclosure of the lack of an audit or review would be appropriate.

HDI Response:

The Company filed the Form 8-K with drafts of the 2004 Form 10-K and second quarter 2005 Form 10-Q (“Draft Reports”) in an effort to provide the public with information concerning the Company before the availability of an annual and quarterly reports that are fully compliant with the applicable rules.1 The Company was in a quandary about the best method to furnish this information as the Exchange Act rules do not provide clear guidance on what to do in this unusual situation. The Company elected to provide as much information as it reasonably could without creating the potential for confusion that might arise as a result of multiple filings of the same report on different dates and with somewhat different disclosure.

The Company has been acting on the belief that it is required to file an Annual Report on Form 10-K for the fiscal year ended December 25, 2004 (containing financial information with respect to the Company’s 2002, 2003 and 2004 fiscal years) as well as the quarterly reports for the third fiscal quarter of 2004 and for the 2005 fiscal quarters. The Company also believes that any reports that it files have to be accurate as of the filing date, even though the filing date is substantially later than the date on which the reports were due had they been filed in a timely manner.

Because the reports must speak to the facts in existence on the filing date, the mere passage of time is likely to result in changes to the disclosure. While the Company is comfortable with the accuracy of the financial information contained in the Draft Reports filed as exhibits to the Form 8-K, the Company’s new auditors may suggest changes to the financial statements and/or the other disclosure that the Company may reflect in the final filings. The Company believes that it would be better to file one complete Form 10-K and Form 10-Q rather than incomplete filings which then have to be amended when the audit of the year end statements and review of the quarterly statements are completed. This would reduce the possibility of the public becoming confused by having two “versions” of the same filing.

_________________________

1 The Company has not issued financial statements since the filing of its second quarter 2004 Form 10-Q on August 10, 2004. On November 10, 2004, the Company announced, as a result of current management’s discovery of certain errors in its previously filed financial statements that required restatements of those financials, that those statements should no longer be relied upon. Based on conversations with the Company’s newly appointed auditors, the Company has been informed that it will be a minimum of two months before the new auditors will be in a position to issue an audit report on the 2004 financial statements.

Securities and Exchange Commission

November 21, 2005

Thus, on balance, the Company believed the public would be best served by a preliminary release of the Draft Reports as attached exhibits to the Form 8-K to be followed by actual filings when the new auditors have completed their audit and review. Of course, to the extent that the Company can be relieved of the obligation to provide information that may be technically required but which is dated and, in the Company’s view, no longer material because subsumed by later filings, then it would be possible for the Company to make its filings more quickly.

3.

In the third paragraph of the Item 2.02 disclosures, you state that it is probable that the Forms 10-K and 10-Q will be modified before being filed. This appears to be inconsistent with the statement that management believes the financial statements are accurate and in a form they were prepared to file. Please tell us in reasonable detail, and revise the filing to clarify, any known reasons the documents will need to be modified if the financial statements are accurate and complete.

HDI Response:

Presently the Company is not aware of any issues that would require modification to the financial statements contained in the Draft Reports. The Company believes that it is likely that some of the disclosure in the Draft Reports will need to be modified as a result of subsequent developments which will occur between the date of the Form 8-K and the date on which definitive filings by the Company can be made. In addition, as noted above, the Company’s new auditors may require some changes to the financial statements and/or the disclosure contained in the Draft Reports. The change in auditors, itself, will also require modification of the disclosure in the Draft Reports.2

4.	The cover of you filing uses an incorrect Commission file number. Please note for future reference your file number as shown above.

HDI Response:

In future filings the Company will use the file number 1-8056.

_________________________

2 For example, Item 9A to the Form 10-K and Item 4 in the Form 10-Q describe a material weakness letter that KPMG, the Company’s former auditors, planned to issue. In that KPMG has been replaced, that material weakness letter will never be issued; rather the new auditors may issue a material weakness letter and if they chose to do so, it may contain different material weaknesses than those identified by KPMG.

Securities and Exchange Commission

November 21, 2005

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We realize that this situation presents some unique issues and we would appreciate the opportunity to discuss these issues either in person at your offices or via telephone conference call.

Sincerely,

/s/ John W. Swatek

John W. Swatek

Senior Vice President, Chief Financial Officer and Treasurer

cc:	Martin Nussbaum, Esq.
Daniel J. Barsky, Esq.